Exhibit 99.1

Youxin Technology Ltd Enters into Definitive Agreement to Acquire Celnet Technology Co., Ltd.

Guangzhou, China, Sept. 23, 2025 (GLOBE NEWSWIRE) — Youxin Technology Ltd (Nasdaq: YAAS) (the “Company” or “Youxin Technology”), a software as a service (“SaaS”) and platform as a service (“PaaS”) provider committed to helping retail enterprises digitally transform their businesses, today announced that on September 22, 2025, the Company entered into a definitive agreement (the “Agreement”) with Celnet Technology Co., Ltd. (“Celnet”), a provider of information integration and management solutions for businesses and the largest Salesforce.com partner in China , to acquire 51% of the equity interests in Celnet. This acquisition is a critical initiative of Youxin Technology to expand its enterprise SaaS capabilities, strengthen AI-driven innovation, and accelerate its growth in customer relationship management (CRM) services.

Pursuant to the Agreement, the Company agrees to acquire 51% of the equity interests in Celnet in consideration of the sum of RMB 5,236,680 in cash (approximately US$736,461), plus equity and cash incentives (upon the achievement of performance targets), subject to certain terms.

As one of the largest partners and platinum partners of Salesforce in China, Celnet brings a high level of industry recognition in the region and is a leader in embedding AI into enterprise CRM solutions. Supported by its highly skilled team, 90% of whom are Salesforce-certified, Celnet has successfully delivered more than 580 projects for over 350 enterprise clients, including Ayrton SAS, Ant International and so on, demonstrating proven expertise in managing large-scale, complex CRM implementations. Leveraging Salesforce CRM solutions, Celnet enables embedded AI for task automation and advances toward AI Agent maturity, moving beyond single-domain tasks to orchestrating complex, multi-domain collaboration and agent-to-agent coordination.

Mr. Shaozhang Lin, Chief Executive Officer of Youxin Technology Ltd, commented, “The acquisition of Celnet marks a significant step forward in scaling our business and accelerating our growth trajectory. Celnet’s enterprise-focused CRM expertise and its AI-enabled solutions will create immediate synergies with Youxin Technology’s retail-focused SaaS and PaaS platforms. We believe this combination strengthens our competitive moat, enhances our long-term revenue growth potential, and positions us as a leading player in China’s digital transformation ecosystem. We are confident that this transaction will generate sustainable value for our shareholders as we execute on our strategic vision.”

About Youxin Technology Ltd

Youxin Technology Ltd is a SaaS and PaaS provider committed to helping retail enterprises digitally transform their businesses using its cloud-based SaaS product and PaaS platform to develop, use and control business applications without the need to purchase complex IT infrastructure. Youxin Technology provides a customized, comprehensive, fast-deployment omnichannel digital solutions that unify all aspects of commerce with store innovations, distributed inventory management, cross-channel data integration, and a rich set of ecommerce capabilities that encompass mobile applications, social media, and web-based applications. The Company’s products allow mid-tier brand retailers to use offline direct distribution to connect the management team, distributors, salespersons, stores, and end customers across systems, apps, and devices. This provides retailers with a comprehensive suite of tools to instantly address issues using real-time sales data. For more information, please visit the Company’s website: https://ir.youxin.cloud.

About Celnet Technology Co., Ltd.

Founded in Beijing in 2012, Celnet provides information integration and management solutions for businesses and has grown into the largest partner in providing Salesforce.com Customer Relationship Management (CRM) integration service in China . Celnet is committed to realizing zero-distance interaction between enterprises and their customers. As an innovation leader in enterprise SaaS, it integrates globally renowned platforms such as Salesforce.com and WeChat with its independently developed microservices, delivering a secure, reliable, flexible, and rapidly evolving management platform for enterprises. From Marketing Cloud, Sales Cloud, Service Cloud, and Analytics Cloud to Internet of Things (IoT) Cloud, it provides comprehensive solutions that support digital transformation across all dimensions of business. By leveraging the IoT to capture data, connecting omnichannel touchpoints, and building a unified customer management platform, it helps clients unlock the commercial value of data monetization. For more information, please visit the Celnet’s website: https://www.celnet.com.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. References and links (including QR codes) to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

For more information, please contact:

Youxin Technology Ltd.

Investor Relations Department

Email: ir@youxin.cloud

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com